September 17, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:  Edwin Kim

Re:	Respect Your Universe, Inc. Amendment No. 2 for Registration Statement on Form S-1 Filed August 25, 2010

Ladies and Gentlemen:

This letter sets forth the responses of Respect Your Universe, Inc. ("Company") to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of September 13, 2010.

Responses:

1.
The terms “first phase”, “second phase” and “third phase” in relation to prototypes for the apparel industry are briefly defined in the Prospectus Summary and a fuller description of the status of the Company’s apparel products is disclosed in the Description of Business.

2.	The Registration Statement has been revised to include our cash available as of September 17, 2010.

3.	The Registration Statement has been revised to disclose that the 400 apparel pieces manufactured for our test launch were t-shirts and that we successfully sold all them.

4.	The Registration Statement has been revised to include photos with explanatory captions of some of the more significant event and athlete sponsorships the Company has made for marketing purposes.

5.	All disclosures of our product sales website now include a qualifier that such website is not yet operational.

6.	The Product Distribution section of our business description has been revised to include a more in depth discussion of our product distribution plan.

7.	The Competition section of our business description has been revised to more fully describe our competitors as well as our competitive position in the apparel industry.

8.	The Employees section of out business description has been revised to disclose that we have no full time employees, three part time employees and a key consultant.

Respect Your Universe, Inc., 6533 Octave Avenue, Las Vegas, NV 89139

United States Securities and Exchange Commission
Division of Corporation Finance
September 17, 2010

9.
The Plan of Operation section within the management’s discussion of results and analysis has been revised to disclose our funding needs combined with the phases of our business plan, as well as discussing the ramifications of not raising this capital.

10.
The Registration Statement has been revised to disclose that (1) the July 31 payment for $68,286 under the original consulting agreement has not been paid, (2) the June and July payments totaling $130,000 under the amended consulting agreement have been paid, and (3) the August and September payments totaling $130,000 under the amended consulting agreement have not been paid.

11.	The amended consulting agreement has been correctly filed as exhibit 10.2.

12.	The Registration Statement has been revised to include the required unaudited statement of stockholders’ equity.

13.	The $68,286 payment at issue to Exit 21 was due on July 31, 2010. However at the time the financials for the period ended June 30, 2010 were issued, the July 31 payment was past due.

14.	As of June 30, 2010, 2,000,000 shares of our common stock had been issued to Exit 21 per the consulting agreement, as amended. No additional equity is due to be issued.

15.
The share certificate for 500,000 shares of our common stock were physically issued to Exit 21 on August 16, 2010, and the foregoing was not a subsequent event and is part of the total 2,000,000 shares owed to Exit 21, but a timing difference between the date we recorded the common stock on the financial statements (February 1, 2010) and the date the physical certificates were printed (August 16, 2010). The share certificate for 1,500,000 shares of our common stock were physically issued to Exit 21 on August 17, 2010, and the foregoing was not a subsequent event and is part of the total 2,000,000 shares owed to Exit 21, but a timing difference between the date we recorded the common stock on the financial statements (May 3, 2010) and the date the physical certificates were printed (August 17, 2010).

16.	The notes to the financial statements have been revised to disclose the date through which we evaluated subsequent events.

17.
The Liquidity and Capital Resources section has been revised to include a thorough discussion of the Company’s capital needs.  Such capital needs include all of the Company’s commitments through its various phases, including amounts owed to Exit 21 under its consulting agreement, as amended.

18.	The Registration Statement has been revised to disclose our cash balance as of September 17, 2010, and discusses our ongoing capital needs.

19.	The Registration Statement has been revised to remove disclosures that are promotional in nature from the prior employment discussion of our officers.

Respect Your Universe, Inc., 6533 Octave Avenue, Las Vegas, NV 89139

United States Securities and Exchange Commission
Division of Corporation Finance
September 17, 2010

20.	The Registration Statement has been revised to clarify that Transmission Holdings, Inc. is controlled by Kristian Andresen, our CEO.

21.	The Registration Statement has been revised to disclose that all of our sales of common stock pursuant to Rule 506 of Regulation D were made to accredited investors.

22.
The Registration Statement has been revised to disclose that Mr. Wood provided management services for the 500,000 shares of common stock he received as compensation, and Mr. Pollack provided management consulting services for the 250,000 shares of common stock he received as compensation.

           Very Truly Yours,

/s/  Kristian Andresen
Kristian Andresen

Respect Your Universe, Inc., 6533 Octave Avenue, Las Vegas, NV 89139